NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

21F, 55 Loushanguan Rd, Changning District

Shanghai, China 200336

September 9, 2024

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Kevin Woody and Andrew Blume

Re:	Nisun International Enterprise Development Group Co., Ltd

Form 20-F for the Fiscal Year Ended December 31, 2023

File No. 001-37829

Dear Mr. Woody and Mr. Blume:

In response to the comments set forth in the letter dated August 13, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”), we are writing to supply the information requested from Nisun International Enterprise Development Group Co., Ltd (the “Company”) with respect to the Form 20-F. For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Form for the Fiscal Year Ended December 31, 2023

Item 16F. Change in Registrant's Certifying Accountant, page 117

1.	We note that you appointed Yu Certified Public Accountant PC (“YU CPA PC”) as your auditor during November 2023 and subsequently dismissed them on June 1, 2024. You further disclose that YU CPA PC “has advised the Company that YU CPA PC believes the Company’s financial statements for each of the two years ended December 31, 2022 may contain material restatements in the financial statements for each of the two years ended December 31, 2022.” Please address the following comments related to your auditor changes and related disclosures:

●	Tell us in detail the nature of each potential “restatement” item identified by and/or discussed with YU CPA PC. Explain each specific concern brought to your attention and how you determined your accounting treatment for each item complied with GAAP.

Response: The Company respectfully acknowledges the Staff’s comment. The potential “restatement” items identified by YU CPA PC with respect to the consolidated financial statements of the Company and its subsidiaries (collectively, the “Company”) for the two years ended December 31, 2022 included the following:

1.	YU CPA PC believed, in connection with certain bulk purchases and sales of Cornus (a herb and food plant frequently used in traditional Chinese medicine), the Company was an agent in the transactions and its obligation was to facilitate third parties in fulfilling the third-parties’ performance obligations for specified goods, that the Company’s revenues generated from those transactions should have been recorded in the net amount for the commissions which the Company had earned, and that the Company had incorrectly recorded the statement accounts related to the sales of Cornus that needed to be restated.

The Company’s management was unable to come to the above conclusion in its own analysis of the transactions in question. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), the management considered the Company acting as a principal, not as an agent, in the relevant bulk Cornus trading transactions and should, therefore, use a gross method for its revenue recognition and presentation on the following grounds:

(a) Supplier discretion. Although the Company purchased the products from the suppliers that were designated by the customer, the Company entered into the purchase transactions with the suppliers as an independent contracting party and executed purchase contracts, purchase orders and related documents for its own accounts based on its own creditworthiness. The Company did not enter into a purchase agreement as an agent of a third party. The purchase contracts were agreements between the Company and the suppliers only, with any and all purchaser’s risks being borne by the Company. No any third party bore the risk of loss to the transactions in question.

(b) Pricing. The Company in its sole discretion determined the price of the products being traded and such prices were set based on the market price fluctuations of the products. In its pricing the Company had the discretion in determining the timing of the fluctuation point and was able to use any point of time as the basis for pricing. In addition, the Company in its sole discretion could terminate, pause or continue the purchases based on its assessment of the market condition and pricing trend for the products. Further, the Company had the discretion to determine if the sales should be made with that particular customer or a third party.

(c) Goods delivery and inventory risk. Based on the sales contracts, the Company bore the risk of loss associated with product shipment, warehousing and customer delivery. Not only did the Company make payments to the suppliers as the purchaser under the sales contract, but also took possession and control of the products after shipment was made by the suppliers, and stored the products in the warehouse designated and controlled by the Company. After the Company accepted shipment, both the owner’s rights and the risk of loss to the inventories passed to the Company.

2.	YU CPA PC believed that certain advances to suppliers were incorrectly recorded and that such items should have been treated as loans to third parties and presented in a separate line on the balance sheet.

The transactions in question related to the Company’s purchases of certain commodity that was subject to strategic supply control by the state and supply quotas for state-owned enterprises. Due to the contract suppliers’ inability to deliver the goods as agreed under the purchase contracts, the Company sought and received refunds in May 2023 for the purchase payments made in 2022. YU CPA PC believed that, since the Company had not received the refund of prepayment for an extended period and the aggregate amount in question was significant, the Company’s prepayment to the suppliers should be restated as loans to third parties.

The management determined the treatment of the prepayment as advance to suppliers based on the nature of the purchase contract and the facts surrounding the purchases, rather than the timing of the refund. The goods in question were subject to procurement quotas which were controlled primarily by the state and state-owned enterprises. As a result of the tightening of the quota control and the scarcity of the goods available at the end of 2022 through the first half of 2023, the Company’s supplier was unable to secure inventory from its supply sources and did not make delivery pursuant to the Company’s purchase contract, which in turn forced the Company to request for refunds from the supplier. The Company did not intend to provide loans to the supplier. The prepayment the Company made was solely for the purchase of the goods as agreed with the supplier. Also after receipt of the payment refund, the Company had the intention to resubmit payment once the goods become available. The Company believes the prepayment made to its supplier should not be treated as loans to third parties and should be treated as advances to suppliers.

●	Tell us why you dismissed Yu CPA PC as your auditor six months after the appointment.

Response: Following the discussions with YU CPA PC on the above referenced accounting items, the Company’s management further re-examined the financial statements for the two years ended December 31, 2022 and determined that the Company could not, in good faith and acting in the best interest of its shareholders, come to the same conclusion as YU CPA PC with respect to the accounting treatment of the “restatement” items identified by YU CPA PC. The management also discussed the matter with Wei Wei & Co., LLP (“Wei Wei”), the Company’s former independent registered public accounting firm that audited and issued the audit reports with respect to the financial statements for the two years ended December 31, 2022, and was advised that Wei Wei disagreed with YU CPA PC in respect of the proposed “restatements.” As a result of the different conclusions with respect to the treatment of the “restatement” items by Wei Wei and YU CPA PC, YU CPA PC was unable to use the 2022 and 2021 financial data that was previously audited by Wei Wei. YU CPA PC subsequently requested the 2022 and 2021 financial statements be reaudited before it could complete its report on the audits of the Company’s 2023 financial statements. However, YU CPA PC advised the Company that it could not complete reaudits of the 2022 and 2021 financial statements based on the Company’s expected timeline. After consulting with the Audit Committee of the Board of Directors of the Company and with the approval of the Audit Committee, the Company dismissed YU CPA PC as the Company’s auditor for the 2023 fiscal year.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s U.S. counsel, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Changjuan Liang
Changjuan Liang
Chief Financial Officer

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